UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

89bio, Inc.

(Name of Subject Company (Issuer))

Bluefin Merger Subsidiary, Inc.

(Name of Filing Person (Offeror))

A wholly owned subsidiary of

Roche Holdings, Inc.

(Name of Filing Person (Parent of Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

282559103

(CUSIP Number of Class of Securities)

Roger Brown

Roche Holdings, Inc.

1 DNA Way

South San Francisco, California 94080

Telephone: (650) 225-1000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Sharon R. Flanagan

John H. Butler

Sally Wagner Partin

Daniel J. Belke

Sidley Austin LLP

555 California Street, Suite 2000

San Francisco, California 94104

Telephone: (415) 772-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 (“Amendment No. 1”) to the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) amends and supplements the statement originally filed on October 1, 2025 by Roche Holdings, Inc., a Delaware corporation (“Parent”), and Bluefin Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Offeror”). This Amendment No. 1 and the Schedule TO relate to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of 89bio, Inc., a Delaware corporation, for (i) $14.50 per Share, in cash, without interest less any required withholding taxes, plus (ii) one non-tradeable contingent value right per Share (each, a “CVR”), representing the right to receive certain contingent payments of up to an aggregate amount of $6.00 per Share, in cash, without interest less any required withholding taxes, upon the achievement of specified milestones on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in the contingent value rights agreement to be entered into with Equiniti Trust Company, LLC, a New York limited liability trust company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 1, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (the Offer to Purchase and the Letter of Transmittal, collectively, the “Offer”).

Capitalized terms used, but not otherwise defined, in this Amendment No. 1 shall have the meanings ascribed to them in the Offer to Purchase. Except as set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1.

Items 1 through 9, and Item 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(a)	Schedule I is deleted in its entirety and replaced with the following Schedule I:

DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING

SHAREHOLDERS OF ROCHE HOLDING LTD

The name, age, country of citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Roche Holding Ltd, of which Parent is a subsidiary, are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Roche Holding Ltd. The business address of each director, executive officer and controlling shareholder is Grenzacherstrasse 124, CH-4070, Basel, Switzerland. Directors are identified by an asterisk and controlling shareholders are identified with a cross.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Dr. Severin Schwan*	58	Dr. Schwan has been a director since 2013 and Chairman of the Board since 2023. From 2008 to 2023, Dr. Schwan served as Chief Executive Officer.	Austria, Germany, Switzerland

André Hoffmann*†	67	Mr. Hoffmann has been a director since 1996 and a Non-Executive Vice-Chairman since 2006. Mr. Hoffmann has served as Non-Executive Vice-President of Givaudan Ltd. since March 2000. He has been President of Massellaz SA since November 1999.	Switzerland

Dr. Jörg Duschmalé*†	41	Dr. Duschmalé has been a director since 2020.	Switzerland

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship

Dr. Patrick Frost*	57	Dr. Frost has been a director since 2020. He served as the Group Chief Executive Officer of Swiss Life, Zurich, from 2014 to 2024.	Switzerland

Anita Hauser*	56	Ms. Hauser has been a director since 2017. Since 2007 she has been a Member of the Board of Bucher Industries, Zürich, and has served as Vice Chairwoman since 2011.	Switzerland

Prof. Dr. Akiko Iwasaki*	55	Dr. Iwasaki has been a director since 2023. Dr. Iwasaki has served as a professor at the Yale University School of Medicine since 2016.	USA

Prof. Dr. Richard P. Lifton*	72	Prof. Dr. Lifton has been a director since 2015. Since 2016, he has served as Adjunct Professor of Genetics and Internal Medicine at Yale University School of Medicine. Prof Dr. Lifton has also served as the President of The Rockefeller University since 2016.	USA

Dr. Jemilah Mahmood*	66	Dr. Mahmood has been a director since 2022. From 2020 to 2021, Dr. Mahmood has served as Prime Minister of Malaysia, Special Advisor on Public Health. Since 2021, she has been an Executive Director for the Sunway Centre for Planetary Health.	Malaysia

Dr. Mark Schneider*	60	Dr. Schneider has been a director since 2023. From 2017 to 2024, he was CEO and a member of the Board of Directors of Nestlé S.A., Vevey.	Germany, USA

Dr. Claudia Suessmuth Dyckerhoff*	58	Dr. Dyckerhoff has been a director since 2016. Dr. Dyckerhoff has been a Senior External Advisor to McKinsey & Company since 2016.	Germany, Switzerland

Dr. Thomas Schinecker	50	Dr. Schinecker has served as the Chief Executive Officer of Roche since 2023. He also served as Chief Executive Officer of Roche Diagnostics from 2019 to 2022 and as a member of the Corporate Executive Committee since 2019.	Austria, Germany

Teresa Graham	52	Ms. Graham has served at Roche Pharmaceuticals as CEO since 2023 and as Head of Global Product Strategy from 2019 to 2023. She has been a member of the Corporate Executive Committee since 2023.	USA

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship

Matt Sause	48	Mr. Sause has served at Roche Diagnostics Basel as CEO since 2023. From 2019 to 2022, he served as President and CEO of Roche Diagnostics Corporation North America. He has been a member of the Corporate Executive Committee since 2023.	USA

Dr. Alan Hippe	58	Dr. Hippe has served as Chief Financial Officer and Chief Information Officer since April 2011 and has been a member of the Corporate Executive Committee since 2011.	Germany, Switzerland

Cristina A. Wilbur	58	Ms. Wilbur has served as Chief People Officer and has been a member of the Corporate Executive Committee since 2016.	USA

Claudia Böckstiegel	61	Ms. Böckstiegel has served as General Counsel and as a member of the Roche Enlarged Corporate Executive Committee since April 2020. From 2016 to 2020, Ms. Böckstiegel served as Head of Legal Diagnostics at Roche Basel.	Germany, Switzerland

Dr. Levi Garraway	57	Dr. Garraway has served as Executive Vice-President, Head of Global Product Development and Chief Medical Officer since 2019. He also serves as a member of the Roche Enlarged Corporate Executive Committee since 2023.	USA

Silke Hörnstein	50	Ms. Hörnstein has served at Roche Basel since 2023 as Head of Corporate Strategy and Sustainability and served from 2021 to 2023 as Global Head Strategy and Transformation (Diagnostics) and 2018 to 2020 as Head of Digital Transformation and Diagnostics Program. She has also served as a member of the Roche Enlarged Corporate Executive Committee since 2023.	Germany

Wafaa Mamilli	58	Ms. Mamilli has served at Roche Basel as Chief Digital and Technology Officer and as a member of the Roche Enlarged Corporate Executive Committee since 2025. From 2020 to 2022 she served as Global Chief Information and Digital Officer of Zoetis Inc. and from 2022 until 2025 as Chief Digital and Technology Officer & Group President China, Brazil and Precision Animal Health for Zoetis Inc.	France, Morocco, USA

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship

Dr. Aviv Regev	54	Dr. Regev has served as Head of Genentech Research and Early Development (gRED) since 2020. She also serves as a member of the Roche Enlarged Corporate Executive Committee since 2020. From 2015 to 2020, Dr. Regev served as Investigator at the Howard Hughes Medical Institute.	Israel, USA

Barbara Schädler	63	Ms. Schädler has served as Head of Group Communications and as a member of the Roche Enlarged Corporate Executive Committee since October 2019.	Germany

Boris L. Zaïtra	53	Mr. Zaïtra serves as Head of Corporate Business Development at Roche Basel and previously served at Roche Basel as Head of Group Business Development / M&A from 2012 to 2024. He also serves as a member of the Roche Enlarged Corporate Executive Committee since 2024.	France

Dr. Andreas Oeri†	76	Dr. Oeri is an orthopedic surgeon.	Switzerland

Vera Michalski-Hoffmann†	71	Ms. Michalski-Hoffmann has served as Head of Libella SA, a publishing group since 2000.	Switzerland

Marie-Anne (Maja) Hoffmann†	69	Ms. Hoffmann is President of the Board of Foundation, LUMA Foundation.	Switzerland

Sabine Duschmalé-Oeri†	75	Ms. Duschmalé-Oeri engages in volunteer work and is involved in a number of cultural and social foundations.	Switzerland

Catherine Oeri Kessler†	74	Ms. Oeri is a therapist. She is also Chairman of Foundation Board of Stiftung Wolf. She is also a Member of the Board of the Basel Zoo.	Switzerland

Lukas Duschmalé†	40	Mr. Duschmalé is an entrepreneur.	Switzerland

Alexandre Hoffmann †	35	Mr. Hoffmann is an investor and previously was a researcher.	Switzerland, UK

Frederic Hoffmann†	33	Mr. Hoffmann is an investor and the Chair of Beech SA. He also holds Board Memberships in Racine Production SA as well as Planet Horizon Technologies.	Switzerland, UK

Isabel Hoffmann†	31	Ms. Hoffmann’s current principal occupation is Director in the sustainability and climate space, a field she has worked in for the past five years. She is on the boards of rePLANET and reNEW.	Switzerland, UK

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship

Lucas Hoffmann†	29	Mr. Hoffmann is an entrepreneur.	Switzerland

Marina Hoffmann†	27	Ms. Hoffmann has graduated from New York University and does not currently hold any principal occupation.	Switzerland

Kasia Larrieu-Barbotin†	37	Ms. Barbotin-Larrieu is an entrepreneur and holds Board Memberships in the Emanuel Hoffmann-Stiftung and in the Fondation Jan Michalski.	Switzerland

Tatjana Fabre†	39	Ms. Fabre is an entrepreneur and holds Board Memberships in the Fondation Jan Michalski, Flamingo AG and Regenerative Foundation.	Switzerland

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Parent. Unless otherwise indicated, the business address of each director and executive officer of Parent is Tax Department, 1 DNA Way—MS24, South San Francisco, California 94080. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Dr. Thomas Schinecker*	50	Dr. Schinecker has served as director since 2023 and President and Chairman of the Board since 2023. Dr. Schinecker has served as the Chief Executive Officer of Roche Holding Ltd since 2023. He also served as Chief Executive Officer of Roche Diagnostics from 2019 to 2022 and as a member of the Corporate Executive Committee of Roche Holding Ltd since 2019.	Austria, Germany

Dr. Alan Hippe*	58	Dr. Hippe has served as director and Vice President since 2011. Dr. Hippe has also served as Chief Financial Officer and Chief Information Officer of Roche Holding Ltd since 2011, and is a member of its Corporate Executive Committee.	Germany, Switzerland

Roger Brown*	64	Mr. Brown has served as director since 2011 and serves as Vice President, Tax and Assistant Secretary. He has also served as Executive Director of Tax for Genentech, Inc. since 2020 and, prior to that, as Senior Director of Tax for Genentech, Inc. since 2011. Mr. Brown has served as a director and as Vice President, Treasurer and Assistant Secretary of Offeror since 2024.	USA

Dara Pincas*	55	Ms. Pincas has served as director, Vice President, Secretary and General Counsel since 2025. From July 2023 to September 2025, Ms. Pincas served at Roche Basel as Head of Legal, Roche Pharmaceuticals and now serves as Head of Global Legal Pharma, Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary of Genentech, Inc.	USA, Israel

Scott Wilson*	55	Scott Wilson has served as a director and as Vice President, Treasurer and Assistant Secretary since 2023.	USA

Gillian Chambers-Harris*	50	Gillian Chambers-Harris has served as a director since 2023.	USA

Anjna Mehta	44	Ms. Mehta has served as a director since 2025.	USA

DIRECTORS AND EXECUTIVE OFFICERS OF OFFEROR

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Offeror are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with us. The business address of each director and executive officer of Offeror is Tax Department, 1 DNA Way—MS24, South San Francisco, California 94080. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Dara Pincas*	55	Ms. Pincas has served as director, President and Secretary since 2025. From July 2023 to September 2025, Ms. Pincas served at Roche Basel as Head of Legal, Roche Pharmaceuticals and now serves as Head of Global Legal Pharma, Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary of Genentech, Inc.	USA, Israel

Roger Brown*	64	Mr. Brown has served as director and Vice President, Treasurer and Assistant Secretary since 2025. Mr. Brown has also served as director of Parent since 2011 and serves as Vice President, Tax and Assistant Secretary of Parent. He has also served as Executive Director of Tax for Genentech, Inc. since 2020 and, prior to that, as Senior Director of Tax for Genentech, Inc. since 2011.	USA

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.	Description

(d)(5)	Amended Form of CVR Agreement between Roche Holdings, Inc. and Equiniti Trust Company, LLC.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated as of October 1, 2025.

(a)(1)(B)*	Form of Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement, as published in the New York Times on October 1, 2025.

(a)(5)(A)*	Media Release issued by Roche Holdings, Inc. on September 18, 2025 (incorporated by reference to Exhibit 99.1 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on September 18, 2025).

Exhibit No.	Description

(a)(5)(B)*	Q&A Acquisition of 89bio, Inc. dated September 18, 2025 (incorporated by reference to Exhibit 99.2 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on September 18, 2025).

(a)(5)(C)*	Social media content by Roche Holdings, Inc. on www.x.com (incorporated by reference to Exhibit 99.1 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on September 18, 2025).

(a)(5)(D)*	Social media content by Roche Holdings, Inc. on www.linkedin.com (incorporated by reference to Exhibit 99.2 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on September 18, 2025).

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated as of September 17, 2025, among Roche Holdings, Inc., Bluefin Merger Subsidiary, Inc. and 89bio, Inc. (incorporated by reference to Exhibit 2.1 of the 89bio, Inc. Current Report on Form 8-K (File No. 001-39122) filed with the Securities and Exchange Commission on September 18, 2025).

(d)(2)*	Tender and Support Agreement, dated as of September 17, 2025, among Roche Holdings, Inc., Bluefin Merger Subsidiary, Inc., RA Capital Healthcare Fund, L.P. and RA Capital Nexus Fund, L.P. (incorporated by reference to Exhibit 10.1 of the 89bio, Inc. Current Report on Form 8-K (File No. 001-39122) filed with the Securities and Exchange Commission on September 18, 2025).

(d)(3)*	Non-Disclosure Agreement, dated as of March 28, 2023, between Genentech, Inc. and 89bio, Inc.

(d)(4)*	First Amendment to Non-Disclosure Agreement, dated as of March 10, 2025, between Genentech, Inc. and 89bio, Inc.

(d)(5)**	Amended Form of CVR Agreement between Roche Holdings, Inc. and Equiniti Trust Company, LLC.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Previously filed.
**	Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2025

BLUEFIN MERGER SUBSIDIARY, INC.

By:	/s/ Roger Brown
	Name:	Roger Brown
	Title:	Vice President, Treasurer and Assistant Secretary

ROCHE HOLDINGS, INC.

By:	/s/ Roger Brown
	Name:	Roger Brown
	Title:	Vice President